As filed with the Securities and Exchange Commission on January 12, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
Exchange Act of 1934

(Amendment No.     )

WESTERN ASSET VARIABLE RATE STRATEGIC FUND INC.

(Name of Subject Company (issuer))

WESTERN ASSET
VARIABLE RATE STRATEGIC FUND INC.
(Name of Filing Person (offeror))

COMMON STOCK,
$0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

957667108
(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL
SECRETARY
WESTERN ASSET
VARIABLE RATE STRATEGIC FUND INC.
100 FIRST STAMFORD PLACE, 4TH FLOOR
STAMFORD, CONNECTICUT 06902
(203) 890-7041
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
SARAH E. COGAN, ESQ.
SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, NEW YORK 10017
(212) 455-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
N/A	N/A

*              No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer

☐            Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☒           Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Items 1 — 11.

Not applicable

Item 12.  Exhibits.

Exhibit No.	Description

99.1	Text of press release issued on January 12, 2010.

Item 13.  Information Required by Schedule 13E-3.

Not applicable.